[Thermo Letterhead]



                                  July 19, 2006


VIA EDGAR AND FACSIMILE

Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                  Re:      Thermo Electron Corporation
                           Registration Statement on Form S-4, as amended File No. 333-134868

Dear Mr. Mancuso:

                  Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Thermo Electron Corporation (the "Registrant") hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-134868), as amended, to July 21, 2006 at 2:00 p.m. Eastern Time, or as soon as possible thereafter.

                  In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Russell Mancuso
July 19, 2006
Page 2


                  Please contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 with any questions you may have concerning this request. In addition, please notify Mr. Guest when this request for acceleration has been granted.





                                           Very truly yours,

                                           /s/ Seth H. Hoogasian

                                           Seth H. Hoogasian
                                           Vice President, General Counsel and
                                           Secretary